BROWNRIGG HARD CIDER, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") is made and entered into effective on the date of signing, by and among the Persons who have signed below.

ARTICLE 1. DEFINITIONS

The meanings of capitalized terms are set forth in <u>Schedule 2</u> or in the body of this Agreement.

ARTICLE 2. FORMATION OF COMPANY

The Company was formed on October 30, 2014, when a Certificate of Formation ("Certificate of Formation") was filed with the Secretary of State of Washington. The name, principal place of business, registered agent and term of the Company shall be as stated in the Certificate of Formation unless changed by the Manager in its sole discretion.

ARTICLE 3. BUSINESS OF COMPANY

3.1 Purpose. The business and purpose of the Company shall be to:

(a) to carry on any lawful business or activity that may be conducted by a limited liability company organized under the Act, and

(b) to exercise all other powers necessary to or reasonably connected with the Company's business that may be legally exercised by limited liability companies under the Act.

The Company shall have all authority that now or hereafter may be necessary, incidental, proper, advisable, or convenient to accomplish the foregoing purposes.

3.2 Title to Company Property. All property owned by the Company, whether real or personal, tangible or intangible, will be deemed to be owned by the Company as an entity, and no Member, individually, will have any ownership of such property. The Company shall hold all of its assets in its own name.

ARTICLE 4. NAMES OF MEMBERS

The Members' names are as shown on Schedule 1. The Manager is hereby authorized and directed, without further approval of the Members, to (a) disclose Members' names and addresses as may be required in connection with the Company's business activities and (b) amend Schedule 1, from time to time, to reflect the admission, change in Membership Percentage, withdrawal, and substitution of Members or changes in their names and addresses, and to take whatever action the Manager deems appropriate or necessary to update the Company's books and records to reflect such changes in the identity, names, and addresses of the Members.

ARTICLE 5.   MANAGER; RIGHTS AND DUTIES

5.1   Management by Manager. The business and affairs of the Company shall be managed exclusively by the Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, all without Member approval (except for the specific matters set forth in Section 5.7 requiring Member approval),. Without limiting the general authority of the Manager, the Manager shall have power and authority, on behalf of the Company to do any of the following:

(a)   to acquire property from any Person as the Manager may determine, and the fact that such Person is a Member shall not prohibit the Manager from dealing with that Person;

(b)   to borrow money from financial institutions, any Manager or Member, on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(c)   to purchase liability and other insurance to protect the Company's property and business;

(d)   to acquire, improve, manage, lease, charter, operate, sell, transfer, exchange, encumber, pledge or dispose of any real or personal property of the Company;

(e)   to invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper or other short-term investments;

(f)   to execute instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies, and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

(g)   to employ accountants, legal counsel, managing agents, general managers, assistant managers, or other experts to perform services for the Company and to compensate them from Company funds;

(h)   to enter into any and all other agreements with any other Person for any purpose, in such form as the Manager may approve;

(i)   from time to time open bank accounts in the name of the Company, and the Manager shall be the sole signatory thereon, unless the Manager determines otherwise;

(j)   purchase a Unit Member's interest under <u>Article 12</u>; and

(k)   to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

5.2   No Management Rights of Members. The Manager will consider the advice and counsel of the Members. Except as expressly provided in this Agreement or provided in the Act, the Members shall not take part in the management or control of the business of the Company and shall have no right or authority to act for the Company or to vote on Company matters. Each Member understands that the Manager has sole and complete authority to manage the business of the Company. Unless expressly authorized to do so by the Manager, no Member, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

5.3   Manager's Expenses. The Manager shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by the Manager in connection with the Company's business, including without limitation expenses incurred in the organization of the Company.

5.4   Fiduciary Obligations of the Manager and Members.

(a)   Devotion of Time; Outside Activities. The Members acknowledge and agree that the Manager and each Member is and will be engaged in other businesses and activities occupying a substantial portion of their time. Accordingly, the Manager is required to devote to the business of the Company only so much of his time and attention as he reasonably deems necessary or advisable. The Manager and each Member may, during the continuance of the Company, engage in any activity for his own profit or advantage (subject to the provisions of Section 6.8 below), without the consent of the Members, and neither the Company nor any Member shall have any right to any income or profit derived from such activity.

(b)   Fiduciary Obligations; Limitation on Liability. The Members expressly intend, and acknowledge and agree, that the provisions of this Agreement and this Section shall govern the rights, duties and obligations of the Members to one another or of the Manager to the Members and, in that connection, shall supplant entirely the default fiduciary duties stated or implied by applicable law or equity, which might otherwise apply.

(i)   Neither the Manager nor any of the Members shall be liable to the Company, the Members, or to any Persons who have acquired interests in the Units, whether as Members, assignees or otherwise, for errors in judgment or for any acts or omissions taken in good faith.

(ii)   The Manager shall not be liable for the negligence, whether of omission or commission, dishonesty or bad faith of any employee or agent of the Company. Any act or omission of the Manager, if done in reliance upon the advice of legal counsel or public accountants selected with the exercise of reasonable care by the Management Committee, shall be conclusively presumed not to constitute willful misconduct, recklessness or gross negligence with respect to the activities and operations of the Company.

(iii)   Whenever in this Agreement the Manager is permitted or required to make a decision (i) in his "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as he desires, including his own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company, the other Members or any Persons who have acquired interests in the Units, or (ii) in its "good faith" or under another express standard, the Manager or the Members shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, or any other agreement contemplated herein. Each Member hereby agrees that any standard of care or duty imposed in this Agreement or under the Act or any other applicable law, rule or regulation, shall be modified, waived or limited in each case as required to permit the Manager to act under this Agreement and to make any decision pursuant to the authority described herein so long as (1) such action or decision does not constitute fraud, gross negligence or willful or wanton misconduct and (2) the Manager reasonably believes such action or decision is consistent with the overall purposes of the Company.

5.5   Indemnification. The Company shall indemnify and hold harmless the Manager, and each director, officer, partner, employee or agent thereof, against any liability, loss, damage, cost or expense incurred by them on behalf of the Company or in furtherance of the Company's interests without relieving any such Person of liability for fraud, misconduct or bad faith. Neither the Manager nor any Member shall have any personal liability with respect to the satisfaction of any required indemnification of the above-mentioned Persons.

Any indemnification required to be made by the Company shall be made promptly following the fixing of the liability, loss, damage, cost or expense incurred or suffered by a final judgment of any court, settlement, contract or otherwise. In addition, the Company may advance funds to a Person claiming indemnification under this Section 5.4 for legal expenses and other costs incurred as a result of a legal action brought against such Person only if (i) the legal action relates to the performance of duties or services by the Person on behalf of the Company, (ii) the legal action is initiated by a party other than a Member, and (iii) such Person undertakes to repay the advanced funds to the Company if it is determined that such Person is not entitled to indemnification pursuant to the terms of this Agreement.

5.6   Manager; Resignation; Vacancies; Removal.

(a)   The Company shall initially have one (1) Manager, which number may be increased or decreased from time to time in the sole discretion of the Manager. The Manager need not be a Member and is not subject to periodic elections. The initial Manager shall be Chris Brownrigg.

(b)   A Manager shall cease to be a Manager upon the earliest to occur of the following events: (i) the resignation of such Manager; (ii) the death of any Manager who is a natural person; or (iii) the dissolution of any Manager that is an entity. A Manager may resign at any time by giving written notice to the Company and the Members. The resignation of a Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the notice shall not be necessary to make it effective. The resignation of a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c)   Members may not remove a Manager, with or without cause.

(d)   Any vacancy occurring for any reason in the Manager position (including by increasing the number of Managers) shall be filled by the remaining Manager(s) in office; provided, however, that if there is no Manager remaining in office, such vacancy shall be filled by the affirmative vote of the holders of a Majority Interest.

5.7   Restrictions on Authority of the Manager. No Manager shall have the authority to do any of the following acts without the unanimous consent of the Members:

(a)   Knowingly and willfully do any act in contravention of this Agreement; or

(b)   Knowingly and willfully do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement; or

(c)   Knowingly and willfully perform any act that would subject any Member to personal liability in any jurisdiction.

5.8   Duties and Obligations of the Manager. In addition to such other duties and obligations as the Manager may have, the Manager shall take all actions which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged.

5.9   Transactions with Manager, Members and Affiliates. All Members specifically recognize that from time to time the Company may transact business with and may enter into agreements, or otherwise engage any Member, Manager or any Affiliate thereof or any agent or employee of any of the foregoing for the performance of any services which may reasonably be required to carry on the affairs of the Company, In connection with such services or business, such Member, Manager, or their Affiliates shall be entitled to reasonable compensation, profits, commissions or other income for such services; provided that any such transaction with a Member, Manager or an Affiliate (a) shall be upon commercially reasonable terms and on terms not materially less favorable to the Company than would be obtained on an arm's length basis and (b) shall otherwise not be in violation of this Agreement. Any such agreement and business relationship shall not require the approval of any Member. The validity of any transaction, agreement, or payment involving the Company and a Member, Manager or any Affiliate thereof permitted by the terms of this Agreement shall not be affected by reason of the relationship between the Company and such Person. The foregoing provisions are specifically included herein for the benefit of the Company and all the Members to enable the Company to operate efficiently, and the Members waive and release any claims they may have under the Act for any contracts or agreements entered into by the Manager which are in compliance with the provisions of this Section 5.10.

ARTICLE 6.   ADDITIONAL RIGHTS AND OBLIGATIONS OF MEMBERS

6.1   Limitation of Liability. Each Member's liability shall be limited as set forth in this Agreement and the Act.

6.2   Liability for Company Obligations; Indemnification. Notwithstanding anything contained herein to the contrary, to the full extent permitted by the Act and as set forth in this Agreement, Members shall not be liable, responsible, or accountable in damages or otherwise to the Company or the Members for any action taken or failure to act on behalf of the Company (including any acts or omissions occurring in a managerial capacity) unless such act or omission constitute gross negligence, intentional misconduct, or a knowing violation of law. No amendment or repeal of this Section 6.10(b) affects any liability or alleged liability of any Member for acts, omissions, or conduct that occurred prior to the amendment or repeal. The Company and each Member by that Member's respective Percentage Interest shall indemnify, defend and hold harmless any Member against any Company liability in excess of that Member's Percentage Interest. A Member who incurs a Company liability without authority to do so shall indemnify, defend and hold harmless the Company and the other Members against the entire amount of the liability.

6.3   Sale of All Assets. The Members acknowledge and agree that the Manager, in his sole discretion, may sell, lease, transfer, exchange or otherwise dispose of any or all, or substantially all, of the Company's assets.

6.4   Inspection of Records. Upon reasonable request, each Member shall have the right to inspect and copy the Company's records at such Member's expense, during ordinary business hours.

6.5   No Priority and Return of Capital. Except as provided in Sections 9, 10 & 14 of this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits, Net Losses or distributions. This Section 6.5 shall not apply to loans made by a Member to the Company.

6.6   Withdrawal of Member. Except as expressly permitted in this Agreement, no Member shall voluntarily resign or otherwise withdraw as a Member. Unless otherwise approved by the Manager, a Member's withdraw or resignation will be deemed an involuntary transfer under Section 12.2.

6.7   Confidentiality. Members understand that by virtue of their Membership with Company, they will have access to certain confidential and proprietary information regarding the Company ("Confidential Information"), including, without limitation, trade secrets, customer lists, supplier lists and prices, pricing schedules, methods, processes, models, financial information or marketing plans. Members hereby covenant and agree that he or she will at no time, during or after the term of their Membership, use for his or her own benefit or the benefit of others, or disclose or divulge to others, any such Confidential Information. Upon termination of the Membership, the Recipient will return to the Company, retaining no copies, all documents containing Confidential Information or otherwise relating to the Company's business including, but not limited to, reports, manuals, drawings, diagrams, blueprints, correspondence, customer lists, computer programs, marketing materials, and all other materials and all copies of such materials, obtained by the Member during his or her association/business relationship with the Company.

6.8   Noncompetition; Nonsolicitation.

(a)   Each Member other than the Managers (the "Investor Members") agrees that for so long as he or she is a Member of the Company and for a period of (1) year after such Member withdrawals or dissociates as a Member or otherwise ceases to be a Member for any reason, such Investor Member will not own or operate or own an interest in any business that directly competes with the Company, within the City of Seattle, WA, Seattle, or in any geographic area in which the Company, the Related Parties or their Affiliates is conducting business or has conducted business during the (1)-year period.

(b)   Each Investor Member further agrees that he or she will not directly or indirectly, for himself, or on behalf of or in conjunction with any other person, firm, partnership, corporation, or other entity, solicit or attempt to solicit the business or patronage of any person, firm, partnership, corporation or other entity, for the purpose of selling any products or services similar to those used or sold by the Company, the Related Parties or their Affiliates, or of performing such other business as each of the Company, the Related Parties or their Affiliates now engage, or will engage, in. Each Investor Member further agrees that he will not encourage or solicit any employees of the Company, the Related Parties or their Affiliates to leave such employment for any reason, nor will he assist others to do so.

(c)   Enforcement, etc. If, at the time of enforcement of this Section 6.8, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances as determined by the court shall be substituted for the stated period, scope or area. Because the Member's relationships are unique, because Members have access to Confidential Information and for the other reasons set forth herein, the Members hereto agree that money damages would be an inadequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of Section 6.7 or this Section 6.8, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

6.9   Expulsion. A Member may be expelled from the LLC upon the determination by the Manager in his sole discretion, that the subject Member (a) has been guilty of wrongful conduct that adversely and materially affects the business, affairs or reputation of the Company, or (b) has committed a material breach of this Agreement or any other agreement (including any confidentiality or non-competition obligation) between the Company and the Member, or (c) otherwise breached a duty owed to the Company or the other Members, or (d) that the subject Member is no longer performing adequate services for the Company or (e) to the extent that it is not reasonably practicable to carry on the business or affairs of the Company with the

Member. An expelled Member shall be treated as having involuntarily withdrawn from the Company on the date of the Manager's determination.

6.10 Member Representations.

(a)   Risks Inherent in Investment. The Members acknowledge that an investment in the Company involves significant risks. Each Member severally represents and warrants to the Company and to each other Member that (i) the Member is fully aware of the business plans for the Company and understands the risks relating to the Company, and each Member has discussed all of such risks with such Member's personal legal, financial and tax advisors, and after careful consideration of all such risks has decided to proceed with an investment in the Company; and (ii) the Member is not relying on any written or oral advice or representations of the Manager or any affiliate thereof in deciding to make an investment in the Company. Member has been solely responsible for its own due diligence investigation and analysis of the merits and risks of the Company, and is not relying on anyone else's analysis or investigation.

(b)   Securities Laws Representations. Each Member severally represents, warrants and covenants to the Company that (i) such Member is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, (ii) such Member is acquiring its Membership Interest in the Company for investment and not with a view to the distribution thereof or, if not an accredited investor, then the undersigned either alone or with his or her purchaser representative(s), has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment and (iii) such Member shall not assign any of its Membership Interest except in compliance with all applicable securities laws and this Agreement.

ARTICLE 7.   MEETINGS OF MEMBERS

Unless required by the Act, the Company shall not be required to hold an annual meeting of the Members. However, the Manager may call a meeting upon notice to the Members. Such notification can be in writing, in person, by telephone, email or facsimile. If a Member is unable to attend, written notes and or minutes of the meeting's subject matter will be taken by one of the Members or Members' employees, and placed in the Company's minute book.

ARTICLE 8.   CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1   Members' Capital Contributions. Each Member shall contribute such amount as is necessary for the purchase and operations of the Company. Each Member's Capital Contribution will be set forth in the attached Schedule 1 as such Member's share of the Members' initial Capital Contribution. Each Member's Percentage of Ownership shall be apportioned by the amount of capital contributed by each member.

8.2   Additional Contributions. In the event the Manager determines, in his sole discretion, that the Company requires additional Capital Contributions, then the each Member is required, within thirty (30) days after the notice has been given, to contribute each Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section). A Member's share of the total additional Capital Contribution shall be equal to the

product obtained by multiplying the Member's Percentage Interest and the total additional Capital Contribution required. A Member's share shall be payable in cash or by certified check.

(a)   If a Member fails to pay when due all or any portion of any additional Capital Contribution ("defaulting Member"), the Company shall reduce the percentage of the defaulting Member's Membership Interest by the proportionate amount of dilution according to the higher participation of Members in the call.

8.3   Contributions of New Members. Each new Member admitted pursuant to the provisions of <u>Article 13</u> shall be required to make such initial Capital Contributions as shall be determined by the Manager.

8.4   Establishment and Maintenance of Capital Accounts. A separate Capital Account will be maintained for each Member throughout the term of the Company and any adjustments thereto, shall be made in a manner consistent with tax accounting and other principles set forth in Section 704 of the Code and applicable Regulations thereunder. The amount or the fair market value of each Member's contribution of cash and/or property to the capital of the Company shall be credited to such Member's capital account. From time to time, each Member's share of profits, losses and distributions shall be credited or charged, as the case may be, to such Member's capital account. If, at any time, the Company shall suffer a loss as a result of which the capital account of any Member shall be a negative amount, such loss shall be carried as a charge against that Member's capital account, and that Member's share of subsequent profits of the Company shall be applied to erase such capital account deficit.

8.5   Withdrawal or Reduction of Members' Contributions to Capital. A Member is not entitled to return of its Capital Contribution except as provided in this Agreement. A Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay all such liabilities. Irrespective of the nature of a Member's Capital Contribution, repayment of its Capital Contribution shall be in cash unless the Members decide otherwise. No Member shall be entitled to interest on its Capital Contribution.

8.6   Loans to Company. The Manager, in his sole discretion, may make, or allow a Member to make, secured or unsecured loan to the Company.

(a)   <u>Optional Loans</u>. A Member may advance additional monies to the Company as a loan upon such terms as the lending Member and Manager agree.

(b)   <u>Treatment of Loans</u>. No loan will result in an increase in the Percentage Interest of the lending Member. The amount of any such loan will not be credited to the lending Member's Capital Account. Any loan will be an obligation of the Company to the lending Member or to the investment entity coordinated by the Manager, with interest, and will be repaid to the lending Member or the investment entity, as appropriate, before any amount may be distributed to any Member with respect to its Percentage Interest. Interest on such loans will be payable without regard to the profits or losses of the Company and if with a Member, will be treated as a transaction with a Member other than in its capacity as a Member of the Company pursuant to Section 707(a) of the Code. All such loans will be repayable solely from the Company's assets and represented by promissory notes executed by the Company.

ARTICLE 9. ALLOCATIONS OF NET PROFITS AND LOSSES

9.1 Computation of Net Profit or Loss. The Net Profits or Net Loss of the Company, for each fiscal year or other period, shall be determined in accordance with Code Section 703(a) and the rules set forth in Regulation Section 1.704-1(b).

9.2 Allocation of Profits and Loss. Subject to Sections 9.3 and 9.4 hereof, Net Profits, Net Losses and any other items of income, gain, loss and deduction of the Company for any fiscal year shall be allocated, for purposes of adjusting the Capital Accounts of the Members, as provided in this Section 9.2:

(a) The Net Losses of the Company shall be allocated as follows:

(i) first, to the Members with positive Capital Account balances, in proportion to and to the extent thereof;

(ii) second, to the Members who are allocated a share of the Company's indebtedness pursuant to Code Section 752, in proportion to and to the extent of each such Member's share of the indebtedness that funded the Net Losses being allocated pursuant to this Section (determined by assuming that, once no Member's adjusted Capital Account is positive, the Net Losses of the Company are funded in inverse order of, and to the extent of, the Company's creditors' claims to the assets of the Company); and

(iii) thereafter, to the Members in proportion to their Percentage Interests in the Company.

(b) The Net Profits shall be allocated as follows:

(i) first, to the Members in the proportion and to the extent of the Net Losses allocated to them pursuant to Section 9.2(a);

(ii) then, to the Members in proportion to their respective Percentage Interests in the Company.

9.3 Other Allocation Rules

(a) Allocation of Recapture Items. If the sale of a Company asset requires the Company to recognize income through the recapture of deductions, the Members who were previously allocated the deductions will be allocated the ordinary income portion of the recaptured amount in proportion to the amount they were allocated when the deduction was taken.

(b) Allocations in Connection with Varying Interests. If, during a fiscal year, there is (i) a permitted transfer of Membership Interest under this Agreement, or (ii) the admission of a Member or Additional Members (hereinafter defined), then Net Profits and Net Losses and all other tax items of the Company shall be allocated in accordance with Code Section 706(d).

9.4 **Special Allocations**. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article 9, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 9.4 is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article 6, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Person who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 9.4 is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-l(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 9.4(c) shall be made only if and to the extent that such Member would have an Adjusted Deficit after all other allocations provided for in this Article 9 have been tentatively made as if this Section 9.4(c) were not in the Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of

(i)   the amount such Member is obligated to restore pursuant to any provision of this Agreement, and

(ii)   the amount such Member is deemed to be obligated to restore pursuant to the next to the last sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5),

each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 9.4(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 9 have been made as if Section 9.4(c) hereof and this Section 9.4(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to each Member in proportion to each Member's Percentage Interests.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h)   Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(i)   Allocations Relating to Substitute Members. the allocation provisions of the Act shall not apply in the event of the admission of a Substitute Member.

9.5   Curative Allocations. The allocations set forth in Sections 9.4(a) - 9.4(g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the

Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 9.5. Therefore, notwithstanding any other provision of this Article 9 (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account is, to the extent possible, equal to the Capital Account such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 9.1, 9.2, 9.3, and 9.4(h). In exercising discretion under this Section 9.5, the Members shall take into account future Regulatory Allocations under Sections 9.4(a) and 9.4(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 9.4(e) and 9.4(f).

9.6   Other Allocation Rules.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   The Members are aware of the income tax consequences of the allocations made by this Article 9 and hereby agree to be bound by the provisions of this Article 9 in reporting their shares of Company income and loss for income tax purposes.

9.7   Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Investments contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Investments to the Company for federal income tax purposes and its initial gross asset value.

In the event the gross asset value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its gross asset value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 9.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE 10.   DISTRIBUTIONS

10.1   Nonliquidating Distributions. Distributions of Distributable Cash, as defined herein, other than distributions in liquidation, shall be made in the following manner:

(a)   First, in payment of any debt due by the Company to any Member;

(b)   Second, among the Members according to their Percentage Interests.

10.2   Distributions in Kind. Non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for fair market value would have been distributed (after any unrealized gain or loss attributable to such non-cash assets has been allocated among the Members in accordance with Article 9).

10.3   Limitation Upon Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions.

ARTICLE 11.   ACCOUNTING, BOOKS, AND RECORDS

11.1   Accounting Period. The Company's accounting period shall be the calendar year.

11.2   Periodic Statements. The Manager will have prepared, at least annually, at Company expense, an annual report which will include (i) a balance sheet, (ii) a statement of the Company's income and expenses, and (iii) a statement of Capital Account balances. Each item contained in the annual report will be prepared in accordance with sound accounting principles consistently applied by the Company. The Tax Matters Partner will distribute copies of the statements and report to each Member within ninety (90) days after the close of each taxable year of the Company. The Members will also prepare and distribute to each Member quarterly operating statements for the business of the Company.

11.3   Records, Audits and Reports. At the expense of the Company, the Members shall maintain records and accounts of all operations and expenditures of the Company as required by the Act.

11.4   Tax Matters Partner. The Manager may designate one Member to be the tax matters partner of the Company for purposes of Code Section 6221 <u>et seq</u>. and corresponding provisions of any state or local tax law ("Tax Matters Partner"). The Company shall indemnify and reimburse the Tax Matters Partner for all reasonable expenses.

11.5   Returns and Other Elections. The Tax Matters Partner shall cause the preparation and timely filing of all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year. Except as otherwise expressly provided to the contrary in this Agreement, all elections permitted to be made by the Company under federal or state laws shall be made by the Tax Matters Partner in his or its sole discretion.

ARTICLE 12.   TRANSFER OF INTERESTS

12.1   Voluntary Transfers. Members, except for the Manager, may not transfer any of their Membership Interest in the Company unless otherwise approved by the Manager, which approval may be given or withheld in the sole and absolute discretion of the Manager; provided further, that any such assignee of Membership Interest shall not become a Member without having first complied with the requirements of subsection (a) below and having paid to the Company a fee sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Member. If a Member assigns all of its Membership Interest in the Company and the assignee of such interest is entitled to become a substitute Member pursuant to this Section 12,1, such assignee shall be admitted to the Company as a Member effective immediately prior to the effective date of the assignment, and, immediately following such admission, the assigning Member shall cease to be a Member of the Company. In such event, the Company shall not dissolve.

(a)   Conditions to Transfer. A transfer of Membership Interest shall not be effective and binding until the transferring Member and assignee execute all agreements and perform all acts that the Manager may deem necessary or desirable to:

(i)   constitute such Person as a Member;

(ii)   confirm that the Person desiring to become a Member, has accepted, and agreed to be bound by all of the terms of this Agreement;

(iii)   maintain the status of the Company as a partnership for federal tax purposes; and

(iv)   assure compliance with any applicable state and federal laws, including securities laws and regulations.

(b)   Recognition of Assignment by Company. No assignment, or any part thereof, that is in violation of this Article 12 shall be valid or effective, and neither the Company nor the Manager shall recognize the same for the purpose of making any distributions pursuant to this Agreement with respect to such Membership Interest or part thereof. Neither the Company, the Manager nor the nonassigning Members shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

(c)   Indemnification. In the case of an assignment or attempted assignment of Membership Interest in the Company that has not satisfied the conditions required by Section 12.1, the parties engaging or attempting to engage in such assignment shall be liable to indemnify and hold harmless the Company, the Manager and the other Members from all costs, liabilities and damages that any of such indemnified Persons may incur (including incremental tax liability and lawyers' fees and expenses) as a result of such assignment or attempted assignment and efforts to enforce the indemnity granted hereby.

12.2   Involuntary Transfers. As used herein, an involuntary transfer refers to any of the following: (i) the filing of a petition of voluntary or involuntary bankruptcy, or the insolvency of a Member; (ii) the appointment of a receiver, (iii) a general assignment to creditors or (iv) any other execution on or levy of a Member's Membership Interest by anyone to whom the Member owes a debt or obligation.

(a)   Obligation to Purchase and Sell. Immediately upon the occurrence of an involuntary transfer, such Member or the person or entity then in possession and control of the Membership Interest, shall be deemed (automatically and without any other action required on the part of such Member), to have offered all of its Membership Interest for sale to the Company, and the Company shall purchase all of such Membership Interest in accordance with Sections 12.5(a) and 12.6 within 30 days after the Company receives notice of the involuntary transfer. Immediately upon the occurrence of an involuntary transfer, if the Member only exchanged services for Membership interest, they will forfeit said Interest in accordance with Section 12.5(b).

(b)   Priority of Provisions. If more than one section of this Article 12 applies to any transaction, the section that first applied to the transaction shall have priority over the other sections.

12.3   Transfer of Membership Interest in the Event of Divorce or Marriage Dissolution.

(a)   Notwithstanding any other provision of this Agreement to the contrary, in the case of a divorce or a marriage dissolution involving a Member, the spouse of such Member (the "Spouse") hereby releases, conveys and transfers whatever interest such Spouse may have in the Company (including, but not limited to, any interest in any Membership Interest, as a creditor or otherwise) to the respective Member, and as part of any property settlement pursuant to the marriage dissolution, the Spouse shall be compensated for such interest by the respective Member, on such terms as the Spouse and such Member shall agree. The Spouse releases the Company, the Manager and the Members from any and all claims related to such interest, and the Company shall be authorized to treat the Member as the sole holder and owner of the Membership Interest immediately upon the date of the marriage dissolution.

(b)   Signature of Spouse. Each Spouse by signing this Agreement hereby consents and agrees to the terms of, and to be bound by, this Agreement and specifically to the provisions of this Section. Notwithstanding the foregoing, absence of a Spouse's signature hereto shall not alter the effectiveness hereof or the enforceability of the provisions contained herein as against any Member or the Company. If a Member marries or remarries subsequent to the date of signing this Agreement, the Member shall obtain the signature of his or her Spouse within 60 days following the marriage.

12.4   Repurchase Right. The Manager shall have the right, exercisable in his sole discretion, at any time, to purchase all or part of the Membership Interest held by any Member. The purchase price and terms of the purchase shall be in accordance with Section 12.5(a). The Manager shall have the right to freely assign its repurchase rights to any person.

12.5   Pricing Mechanism.

(a)   Formula Price. For the purpose of any purchase of Membership Interest pursuant to Section 12.2 or 12.4, the purchase price shall be the Member's total cash Capital

Contributions, if any were made, as recorded in the Member's Capital Account consistent with tax accounting and other principles set forth in Section 704 of the Code and applicable Regulations thereunder or, the then fair market value, established by a credited independent third party appraiser or accounting firm chosen by the Manager, whichever is less.

12.6 Payment Terms

(a) <u>Cash Down Payment</u>. Within thirty (30) days of the closing of any purchase under Section 12.2 or 12.4, the purchaser(s) shall make a down payment of not less than ten percent (10%), nor more than one hundred percent (100%) of the purchase price.

(b) <u>Deferred Terms and Interest Rate</u>. The remaining balance of the purchase price after the down payment will be paid within One Hundred and Twenty (120) days at an interest rate equal to Bank America prime rate, as such rate may be adjusted from time to time. The first installment of all payments shall commence, if monthly payments are elected, on the first day of the second month following the date the purchase is closed. If at any time the unpaid balance is less than ten thousand dollars ($10,000), such balance shall be paid in full.

(c) <u>Evidence of Unpaid Balance</u>. Any balance owing under this Agreement shall be evidenced by an installment promissory note executed by the purchaser to the order of the seller. Such note shall provide for an increase in the interest rate by four (4) percentage points upon default, shall provide that upon default of any payment of interest or principal the full amount of the note shall become due and payable immediately, and shall provide that the purchaser shall pay reasonable attorneys' fees incurred in collection. The note shall give the purchaser the option of prepayment of the principal in part or in full at any time.

12.7 Closing of Purchase. The Company and the Members shall exercise their best efforts to close any purchase and sale pursuant to this Article 12 within forty-five (45) days after the event triggering the sale.

12.8 Drag-Along Sale of Membership Interest. In the event that a purchaser desires to acquire all or substantially all the Membership Interest in the Company, or otherwise acquire a controlling interest in the Company, on terms that the Manager desires to accept (an "Approved Sale"), then the Manager shall have the right to require all Members to participate in the Approved Sale and sell all or a portion of their Membership Interest (such portion to be determined by requiring each Member to sell his proportionate share, based on the Percentage Interest of the total Units to be sold in the Sale) to the purchaser on the same terms applicable to all other Units subject to purchase. The decision to exercise this right shall be made by the Manager in his sole discretion, and notice of the decision and number of Units to be sold by each Member as well as terms applicable to such Sale shall be provided to the Members at least five days in advance of the Approved Sale. Each Member shall, in connection with a sale of Units pursuant to this Section 12.8, at the request of the Manager or the Company, execute and deliver such other instruments of conveyance and transfer and take such other actions as may reasonably be requested in order to consummate an Approved Sale.

ARTICLE 13.   ADDITIONAL MEMBERS

13.1   Admission of Additional Members; Dilution of Existing Members. A person may be admitted as an additional Member (an "Additional Member") only if the Manager consents to such admission. Any Additional Member shall make such Capital Contribution as is agreed upon by the Additional Member in writing and approved by the Manager, which writing shall specify the value of the Additional Member's Capital Contribution and the time for making such Capital Contribution. Notwithstanding the foregoing, a Person shall not become an Additional Member unless and until such Person becomes a party to this Agreement as a Member by signing a counterpart signature page to this Agreement and executing such documents and instruments to confirm such Person as a Member and such Person's agreement to be bound by the terms and conditions of this Agreement. As the Company grows, the Company anticipates that it may need to dilute the interest of all Members in order to accommodate further Members or other equity financing or transactions as the Manager deems necessary. The Members acknowledge that they have no preemptive rights and that their relative Percentage Interest in the equity of the Company may be increased or decreased in accordance with this Agreement.

13.2   Accounting. No Additional Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. By the affirmative vote of the Manger, the Company may at the time an Additional Member is admitted, close its books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to an Additional Member for that portion of the Company's tax year in which such Member was admitted in accordance with the provisions of Code Section 706(d) and the Treasury Regulations thereunder.

ARTICLE 14.   DISSOLUTION AND TERMINATION

14.1   Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

      (a)   upon expiration of the term specified in the Certificate of Formation; or

      (b)   at the sole discretion of the Manager.

14.2   Allocation of Net Profit and Loss in Liquidation. The allocation of Net Profit, Net Loss and other items of the Company following the date of dissolution, including but not limited to gain or loss upon the sale of all or substantially all of the Company's assets, shall be determined in accordance with the provisions of Articles 9 and 10 and shall be credited or charged to the Capital Accounts of the Members in the same manner as Net Profit, Net Loss, and other items of the Company would have been credited or charged if there were no dissolution and liquidation.

14.3   Winding Up, Liquidation and Distribution of Assets. Upon dissolution, the Members shall immediately proceed to wind up the affairs of the Company. The Members shall sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager may determine, in his sole discretion, to distribute any assets to the Members in kind) and shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a)   First, to the payment and discharge of all of the Company's debts and liabilities (including Members who are creditors) or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities;

(b)   Second, to the Members in accordance with and to the extent of the positive balance of each Member's Capital Account as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Any such distributions to the Members in respect of their Capital Accounts shall be made within the time requirements of Section 1 .704-l(b)(3)(ii)(b)(2) or its successor provision of the Regulations. If the proceeds of liquidation of the Company's assets are insufficient to satisfy the positive balance of each Member's Capital Account, the proceeds shall be distributed among the Members in the ratio that each Member's positive Capital Account balance bears to the positive Capital Account balances of all Members. Distributions required by this Section may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Manager arising out of or in connection with the Company. In such case, the assets of such trust shall be distributed to the Members from time to time, in the discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; and

(c)   Third, to each of the Members pro rata in accordance with their Percentage Interests.

14.4   No Obligation to Restore Negative Capital Account Balance on Liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company.

14.5   Termination. The Members shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

14.6   Return of Contribution; Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the contributions of Members, no Member shall have recourse against any other Member.

ARTICLE 15.   MISCELLANEOUS PROVISIONS

15.1   Notices. Any notice, demand, or communication required or permitted under this Agreement shall be deemed to have been duly given if delivered personally to the party to whom directed or, if mailed by registered or certified mail, postage and charges prepaid, addressed (a) if to a Member, to the Member's last known address (b) if to the Company, to the address specified in the Articles of Organization. Except as otherwise provided herein, any such notice shall be deemed to be given when personally delivered or, if mailed, three (3) business days after the date of mailing. A Member or the Company may change its address for the purposes of notices hereunder by giving notice to the others specifying such changed address in the manner specified in this <u>Section 15.1</u>.

15.2   Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Washington. The Members hereby consent to the jurisdiction of and venue in any federal or state court in King County, Washington.

15.3   Amendments. This Agreement, including this paragraph, may not be amended except by the unanimous written agreement of all of the Members.

15.4   Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

15.5   Headings. The headings in this Agreement are inserted for convenience only and shall not affect the interpretations of this Agreement.

15.6   Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

15.7   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

15.8   Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

15.9   Heirs, Successors and Assigns. Each of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

15.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

15.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

EXECUTED by the undersigned Members effective as of _____ __, 20__.

_____
CHRIS BROWNRIGG

_____
CAROLYN BROWNRIGG

_____
JASON L. WASKEY

_____
ELLEN C. MAIER

_____
ROBERT E. WELL

_____
KEENAN KING SIEG

_____
NATALIE M. BURKE

Schedule 1

Member Information

(*To be Amended*)

Names of Members	Units	Percentage Interest	Capital Contributions
Chris Brownrigg	37	37%	
Carolyn Brownrigg	8	8%	$12,000
Jason Waskey	45	45%	$67,500
Ellen Maier	1	1%	$1,500
Robert Well	2	2%	$3,000
Keenan King Sieg & Natalie M. Burke (and the marital community comprised thereof)	7	7%	$18,025

Schedule 2

Definitions

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" means the Washington Limited Liability Company Act, Title 25, Revised Code of Washington.

"Affiliate" means, with respect to any Member: (i) any person directly or indirectly controlling, controlled by or under common control with such Member; (ii) any person owning or controlling any of the outstanding voting interests of such Member; (iii) any officer (corporate officer, not including operating titles), director, general partner, trustee, or holder of voting interests of any person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

"Capital Account" means the capital account determined and maintained for each Member in accordance with the rules of Regulation Section 1.704-1(b)(2)(iv).

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"Company" means Brownrigg Hard Cider, LLC.

"Distributable Cash" means all cash received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and other sums paid or payable to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) Reserves.

"Majority Interest" means, at any time, more than fifty percent (50%) of the then outstanding Units held by Members.

"Member" means each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter become a Member.

"Member's Share of Minimum Gain" shall be determined in accordance with Sections 1.704-2(d) and 1.704-2(g)(3) of the Regulations.

"Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

"Membership Interest" means all of a Member's share in the Net Profits, Net Losses, and other tax items of the Company and distributions of the Company's assets pursuant to this Agreement and the Act and all of a Member's rights to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members.

"Net Profits" and "Net Losses" shall be determined in accordance with Code Section 703(a) and Generally Accepted Accounting Practices.

"Percentage Interest" means with respect to any Member the percentage determined based upon the ratio that the total amount of Capital Contributions of such Member bears to the total amount of Capital Contributions of all Members.

"Person" means any individual, partnership, limited liability company, corporation, joint venture, trust, cooperative or other entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits;

"Regulations" includes proposed, temporary and final Treasury regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"Reserves" means, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Members upon a Majority Vote, for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"Units" means the Units issued to the Members under this Agreement in proportion to their relative amounts of Capital Contributions and any Units held by any transferee thereof.